Sub-Item 77C

               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                 INVESCO GLOBAL DIVIDEND GROWTH SECURITIES FUND

A Special Meeting ("Meeting") of Shareholders of Morgan Stanley Global Dividend Growth Securities was held on Tuesday, May 11, 2010. The Meeting was held for the following purpose:

(1) Approve an Agreement and Plan of Reorganization.

The results of the voting on the above matter were as follows:

                                                                          Votes      Broker
Matter                                      Votes For   Votes Against    Abstain    Non-Votes
------                                     ----------   -------------   ---------   ---------
(1) Approve an Agreement and
   Plan of Reorganization.                 23,801,138     1,375,427     1,916,417       0